Contact Gold Corp.

(an exploration-stage company)

Management's Discussion and Analysis

For the three and nine months ended September 30, 2019

This MD&A contains forward-looking statements that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business, activities, and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, or those described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2018, dated April 3, 2019 (the "AIF"), and those set forth in this MD&A under the heading "Industry and Economic Factors that May Affect our Business" materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.

Management's Discussion and Analysis

Three and nine months ended September 30, 2019

This Management's Discussion and Analysis ("MD&A") of Contact Gold Corp. (the "Company", or "Contact Gold", or "We", or "Our", or "Us") is dated November 12, 2019, and provides an analysis of, and should be read in conjunction with, our unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2019 and the related notes thereto (together, the "Interim Financial Statements"), and other corporate filings, including the AIF, and the consolidated financial statements for the year ended December 31, 2018 (the "AFS"), each of which is available under the Company's profile on SEDAR at www.sedar.com.

Financial statement information presented herein was prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.  Our reporting currency is the Canadian dollar ("CAD"), and all amounts in this MD&A are expressed in CAD unless otherwise stated.  As at September 30, 2019, the indicative rate of exchange, per $1.00 as published by the Bank of Canada, was USD 0.7551 (USD 0.7330 at December 31, 2018)[1].

Quarterly highlights and recent developments

  Reported final results from the 2019 exploration program at the Pony Creek gold property ("Pony Creek"), where reverse circulation ("RC") drilling continued to return long intervals of near-surface oxide gold, and in a number of instances extended the depth of gold mineralization from shallower gold discoveries.

Highlights this year from the "Bowl Zone" area include:

  1.21 grams per ton ("g/t") Au over 12.19 m from 64.01 metres ("m") in hole PC19-03

- including 3.47 g/t oxide Au over 3.05 m

  0.88 g/t Au over 16.76 m from 86.87 m in hole PC19-03
  0.8 g/t Au over 32.00 m from 65.53 m in hole PC19-02

- including 1.48 g/t Au over 13.72 m

  0.43 g/t Au over 35.05 m from 15.24 m in hole PC19-01
  0.58 g/t Au over 22.68 m from 50.29 m in hole PC19-04

- including 1.46 g/t Au over 4.57 m

  1.69 g/t Au over 7.62 m from 80.77 m in hole PC19-04
  0.71 g/t Au over 25.91 m from 112.78 m in hole PC19-04

- including 1.75 g/t Au over 6.10 m

  0.51 g/t Au over 32.00 m from 230.13 m in hole PC19-05
  0.7 g/t Au over 39.62 m from 108.21 m in hole PC19-08

- including 1.31 g/t Au over 13.72

  0.94 g/t Au over 12.19 m from 50.29 m in hole PC19-12

- including 1.27 g/t Au over 6.10 m from 53.34 m

Results through 2019 continued to fill gaps in our 2018 gold mineralization model, providing greater confidence in gold continuity as we work toward a resource estimate at the Bowl Zone. The Bowl Zone remains open for further expansion to the north, south and west.

  Reported very encouraging results from 2019 RC drilling at the "Stallion Zone", and at the "Appaloosa Zone" at Pony Creek.
  Added and enhanced several high-quality drill targets at Pony Creek through a systematic exploration approach, including: "Mustang", "Elliott Dome", "Palomino", "DNZ", and "Pony Spur".
  Commenced earning in to a 100% interest in the past-producing Green Springs gold project ("Green Springs") in White Pine County, Nevada, adding a second Carlin-type gold system to the property portfolio.
  Optioned the Cobb Creek exploration property ("Cobb Creek"), alleviating holding costs, and providing exposure to exploration success through shares in Fremont Gold Ltd.
________________________________

1 United States dollars indicated herein as "USD".

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About Contact Gold Corp.

Contact Gold is a gold exploration company focused on making district-scale gold discoveries in Nevada.

The Company was incorporated under the Business Corporations Act (Yukon) on May 26, 2000, and was continued under the Business Corporations Act (British Columbia) (the "Act") on June 14, 2006.

On June 7, 2017, the Company closed a series of transactions (the "Transactions"), including i) a reverse acquisition (the "RTO") of Carlin Opportunities Inc. ("Carlin"), a private British Columbia company, ii) a share consolidation, and iii) the acquisition (the "Clover Acquisition") of a 100% interest in Clover Nevada II LLC ("Clover"), an entity holding mineral property interests in Nevada (the "Contact Properties").

Contact Gold was continued under the laws of the State of Nevada when the Transactions closed, and began trading on the TSX Venture Exchange ("TSXV") under the symbol "C" on June 15, 2017.

Outlook

Pony Creek

Throughout 2019 Pony Creek continued to yield shallow intervals of gold mineralization typical of many currently producing Carlin-type gold systems in Nevada.

To date, the Company has been operating a drill program within a somewhat limited footprint under "Notice of Intent" ("NOI") permits; however, the receipt of an approved Plan of Operations permit expected prior to the commencement of the next drill season, will be a key milestone for Pony Creek.  The Plan of Operations permit will provide a significant amount of permitted disturbance to follow up on multiple targets, including the Stallion Zone, and the Bowl Zone, and allow us to test many of the other high-quality targets featuring near-surface gold mineralization at the property.

Through the final quarter of 2019 we expect to refine targeting and budgets for the upcoming drill program.

Green Springs

Data compilation and interpretation is underway at the recently acquired Green Springs project with several high-priority targets considered drill-ready for current and future exploration programs. A first-pass drill test has recently been completed, with results pending.  Target generation is ongoing.

Mineral Properties

The Contact Properties are on Nevada's Carlin, Independence, Cortez, and North Nevada Rift gold trends which host numerous gold deposits and mines.  Contact Gold controls a significant land position comprising target-rich mineral tenure which hosts multiple known gold occurrences, ranging from early- to advanced-exploration and resource definition stage.

Subsequent to closing the Clover Acquisition, the Company acquired additional mineral property claims contiguous to the original tenure through (i) direct staking, and (ii) relatively low-cost acquisitions from private landowners, including the East Bailey, and Pony Spur additions at Pony Creek, the Poker Flats acquisition adjacent to the Company's Dixie Flats property, and the consolidation of Cobb Creek.

Most recently, the Company entered into an agreement providing the Company with the option to purchase a 100% interest in Green Springs, on the southern Cortez Trend.

Further to having completed a review of available data, the Company has also determined to vend, dispose of, or abandon, certain of the original Contact Properties, including the following:

- In late September 2019, entered into an option agreement (the "Cobb Creek Option") to sell Cobb Creek to Fremont Gold Ltd. and its U.S. subsidiary (together, "Fremont").

- During the nine-month period ended September 30, 2019, the Company determined to abandon those mineral property claims that comprise the Dry Hills, and Rock Horse properties.

- In November 2018, the Company sold the "Santa Renia", and "Golden Cloud" properties to Waterton Nevada Splitter, LLC ("Waterton Nevada"), a related party to the Company.

- During the year ended December 31, 2018, the Company also determined to abandon the Woodruff property.

As at the date of this MD&A, the Contact Properties, including the option interest in Green Springs, encompass approximately 140 km2.

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Expenditures directly attributable to the acquisition of mineral property interests have been capitalized; staking costs, related land claims fees paid and ongoing exploration expenditures, have been expensed.  None of the Company's properties have any known body of commercial ore or any established economic deposit; all of the Contact Properties are in the exploration stage.

As detailed in this MD&A, in discussion relating to the Contact Preferred Shares (defined herein), Waterton Nevada was granted certain rights relating to the Contact Properties, including a right of first offer ("ROFO"), and a right of first refusal ("ROFR"). A third-party also holds a ROFO on certain of the Portfolio properties.

Mineral properties:

a) Pony Creek

Pony Creek is located within the Pinion Range, in western Elko County, Nevada, south of the Railroad-Pinion project ("Pinion") operated by Gold Standard Ventures ("GSV").  Since acquisition, Pony Creek has been the principal focus of the Company's exploration efforts.  The Pony Creek property currently encompasses approximately 82 km2 in the southern portion of Nevada's Carlin gold trend, and hosts multiple near-surface oxide and deeper high-grade gold occurrences and targets supported by extensive exploration databases.  Large areas of prospective geological setting at Pony Creek had never been sampled or explored, particularly where the newly-recognized host horizons at the nearby Pinion project are exposed.  Prior to acquisition by Contact Gold, no drilling had been conducted at Pony Creek in 10 years. All of the targets advanced to date are in the northern part of the property, with a significant area believed to be on-strike yet to be explored toward the south.

Since closing the Transactions, the Company has staked or acquired additional prospective mineral tenure adjacent to Pony Creek, primarily to the east and south.  The new claims, including those previously known as Pony Spur and East Bailey, cover prospective host rocks with significant exploration potential that have seen minimal exploration effort in the past.  The Company also determined not to renew/maintain a number of peripheral/non-core claims in the eastern portion of the property following a geological assessment of these claims.  Accordingly, a total of 313 claims were not renewed with the United States' Department of Interior's Bureau of Land Management (the "BLM") in September 2019.

Since the establishment of Contact Gold in June 2017, we've reported having hit gold mineralization in 108 of the 117 holes drilled (including those lost before planned depth), and we continue to drill high-grade and oxide gold  at Pony Creek.  The majority of these drill holes are step-outs from the historical mineral resource estimate area at the property's Bowl Zone.  Data review, target refinement and advancement of the geological model are ongoing.

Results for all holes from the 2019 drill program have been released as of the date of this MD&A.  An outline of several priority target areas include:

  Bowl Zone is host to a historical resource estimate and has been the focus of most of the drilling by Contact Gold to date.  The Bowl Zone has returned long intervals of near surface oxide gold mineralization over an area measuring 850m x 650m, and remains open for expansion in all directions.
  Appaloosa Zone is an oxide gold corridor located 1.2 kilometre ("km") northeast of the Bowl Zone, and though sparsely drilled, it continues to return thick intervals of oxide gold in the near surface.  The gold mineralization footprint currently measures in excess of 1.6 km x 200 m and remains open for expansion, with numerous untested coincident gold-in-soil geochemical & geophysical targets yet to be drilled.
  Stallion Zone was discovered by Contact Gold in 2018.  It is an outcropping zone of oxide gold mineralization measuring in excess of 2 km located 1.6 km north of the Bowl Zone.  To date 28 of 29 Contact Gold drill holes have intersected long runs of near- and at-surface, oxidized gold mineralization, with numerous individual assays ranging from 0.6 g/t Au to 1.1 g/t Au.  The northern portion of the Stallion Zone has recently returned the widest intervals of oxide gold all starting from surface at Pony Creek.  Surface work completed in 2019 indicates that it may continue eastward beneath a low angle fault which covers the zone in unmineralized rock, to the highly-prospective Mustang target. If this indication holds, the mineralized trend would measure 3 kilometers by 300 m.  The Stallion Zone remains open in all directions.
  Elliott Dome is adjacent to GSV's Jasperoid Wash deposit. The 1 km x 500m target, which has never been drilled, is defined by north-south structurally controlled gravity, CSAMT and gold-in-soil anomalies cutting clastic and carbonate rocks with gold-in-soil values as high as 0.34 g/t Au. Drill pads and roads have been built for this drill-ready target.

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  Mustang is the combination of the property's 1.5 km long gold-in-soil "Moleen", and "Willow" targets, located 600 m north of the Stallion Zone, and immediately south of GSV's Jasperoid Wash discovery. The Mustang target, which has never been drilled, extends west-northwest from the Appaloosa Zone, and is defined by: west-northwest structurally controlled gravity and gold-in-soil anomalies cutting Penn-Perm Moleen and Strathearn formation clastic and carbonate rocks.  Contact Gold's recent interpretation is that it may be connected to the Stallion Zone, with the vast area between the two surface anomalies covered with a thin veneer of unmineralized rock that is in low angle fault contact with the underlying mineralized clastic carbonate rock.
  Palomino is immediately northwest of the high-grade oxide portion of the Bowl Zone, and is expressed by a large gold-in-soil anomaly measuring 400 m x 500 m with local gold-in-soil values up to 0.55 g/t Au. Palomino is interpreted to be located along the major northwest structure that controls gold mineralization at the Bowl Zone and the Pony Spur target
  DNZ is a north-south striking structural target defined by geophysical anomalies.  DNZ is interpreted to sit along the main Dark Star - Emigrant structural corridor, and is located on strike between the Appaloosa Zone and GSV's Dixie target
  Pony Spur is a northwest oriented structural zone, with abundant Jasperoid development and drilled gold mineralization at the Webb-Devil's Gate contact, an important regional gold host. Recent soil sampling by Contact Gold has generated a gold-in-soil anomaly measuring 200 X 600 m, with gold values up to 1.18 g/t Au. Pony Spur is located along the main northwest structure associated with gold mineralization at the Bowl Zone and the Palomino target.

There is a 3% net smelter returns royalty ("NSR") on the claims that comprise Pony Creek acquired from Waterton Nevada, 1% of which can be bought-back prior to February 7, 2020 for USD 1,500,000.  In addition to a 2% NSR awarded to the vendor on the acquisition of East Bailey, there is a 3% NSR over certain of the East Bailey claims, up to 2% of which can be bought-back for USD 1,000,000 per 1% increment.  Advance royalty payments are also due annually; the amount due for the forthcoming year is USD15,000.

Details of exploration and evaluation expenditures incurred and expensed by Contact Gold at Pony Creek through the three and nine months ended September 30, 2019, including non-cash items, are summarized in this MD&A under the heading "Discussion of operations - Details of exploration and evaluation activities, and related expenditures incurred".

Additional information about Pony Creek is summarized in the Technical Report prepared in accordance with NI 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"), entitled "NI 43-101 Technical Report on the Pony Creek Project, Elko County, Nevada, USA" (the "Technical Report"), prepared for Contact Gold, with an effective date of October 16, 2018, and dated October 22, 2018, as prepared by Vance Spalding, C.P.G; VP Exploration of Contact Gold, and can be viewed under Contact Gold's issuer profile on SEDAR at www.sedar.com.

b) Dixie Flats

The Dixie Flats gold property ("Dixie Flats") sits approximately 2.5 km to the east and south of the Emigrant mine ("Emigrant") operated by the Nevada Gold Mines JV, in western Elko County, Nevada.  The property boundary of Dixie Flats is 13 km north of Pony Creek, sitting along the Emigrant fault and sharing many of the same host rocks and much of the same stratigraphy as Pony Creek, and the Emigrant mine.  Although there had been limited historic exploration activity at Dixie Flats, there are 27 historical drill holes on the property, several of which intersected significant gold mineralization.  Highlights of historical results include ~1 g/t gold over 6 m and 0.23 g/t gold over 23 m.  To date, work at Dixie Flats by the Company has consisted of data compilation, 26 line km of CSAMT geophysical surveys, a 304-station gravity survey, drill target selection and report preparation.  Results reinforce management's belief in the prospectivity of the property.  Interpretation of geophysical data indicates that the main controlling structure projects southward through Dixie Flats from Emigrant to GSV's high-grade Dark Star deposit ("Dark Star").  The Company expects to continue refining targets ahead of a future drill program. As of the date of this MD&A, Dixie Flats comprises 180 unpatented mining claims covering approximately 13 km2 of prospective ground.  There is a 2% NSR on the Dixie Flats property, 1% of which can be bought-back prior to February 7, 2020 for USD 1,500,000.

For the nine-month period ended September 30, 2019, expenditures, including non-cash items, incurred at Dixie Flats were $0.06 million (nine months ended September 30, 2018: $0.07 million). There is a 2% NSR on the Dixie Flats property, 1% of which can be bought-back prior to February 7, 2020 for USD 1,500,000.

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c) North Star

The North Star property ("North Star") is located along the Emigrant fault, between Pony Creek and the Dixie Flats property, and 1.5 km north of Dark Star.  North Star comprises 56 unpatented mining claims covering 4.68 km2 of prospective ground in western Elko County, Nevada.  The Company believes the property's location to be a significant piece of the district. There has been no historical drilling completed on the property.

Data and interpretation from exploration programs to date, including the results of CSMAT, geochemical surveys, gravity surveys and data compilation, show compelling evidence that the extension of the Emigrant and Dark Star deposits' controlling structure extends through the North Star property.

The Company expects to undertake a drill program in the future and has completed construction of necessary drill pads under an approved NOI permit.  The highest priority targets sit under or adjacent to the main access road to Dark Star.  There is a 3% NSR on the North Star property.

For each of the nine-month periods ended September 30, 2019 and 2018, expenditures, including non-cash items, incurred at North Star were de minimis as the Company focused its principal exploration efforts on Pony Creek.

d) Green Springs

On July 23, 2019, Contact Gold and Clover entered into a purchase option agreement (the "Green Springs Option") with subsidiaries of Ely Gold Royalties Inc. ("Ely Gold"), whereby Clover shall have an option to purchase a 100% interest in the past-producing Green Springs gold property.  The addition of Green Springs provides the Company with another advanced exploration property hosting a Carlin-type gold system.

Green Springs is located at the southern end of Nevada's Cortez Trend, 60 km southwest of the historic mining centre of Ely, Nevada in a region hosting numerous producing and past-producing Carlin-type gold deposits. Green Springs is approximately 10 km east of Fiore Gold's Gold Rock Project, 10 km south of Waterton Nevada's Mt. Hamilton gold deposit and 20 km southeast of Fiore Gold's producing Pan Mine. Other deposits/past producers in the region include Illipah (Waterton Nevada) and Griffon (Liberty Gold). The Bald Mountain mine complex operated by Kinross Gold is located 45 km to the north of Green Springs.

Green Springs is subject to a valid Plan of Operations to perform exploration, comprising 75 acres which will permit a drill program to test multiple targets within the consolidated land package.

Contact Gold issued 2,000,000 common shares ("Contact Shares") and paid USD 31,125 ($40,904) in cash to Ely Gold to secure the Green Springs property. Total additional consideration to satisfy the Green Springs Option is as follows:

• USD 50,000	first anniversary
• USD 50,000	second anniversary
• USD 50,000	third anniversary
• USD 100,000	fourth anniversary

Anniversary payment amounts may be made in cash or in Contact Shares at Contact Gold's election, subject to regulatory and contractual minimum values of the Common Shares.  Payment of all amounts can be accelerated and completed at any time.  Certain claims within Green Springs are the subject of lease agreements with third-parties, one of which requires an annual USD 25,000 payment, whilst the other requires an annual payment in cash equal to the value of 20 ounces of gold.  Existing royalties at Green Springs range from 3% to 4.5% based on historical underlying agreements.

The Company has already started working to compile historical data, including the re-assay for cyanide solubility recoveries in RC sample splits from drilling completed by Ely Gold in 2015. Assay results indicate that gold mineralization in the property's "Echo" and "Charlie" zones are entirely oxidized and averages between 96% - 100% gold recoveries in cyanide solubility tests compared to Fire Assay/Atomic Absorption gold values.  The Company has recently completed a limited first-pass drill program at Green Springs.

e) Portfolio

The remaining Contact Properties, described herein as the "Portfolio properties", are situated along the Carlin, Independence, and Northern Nevada Rift Trends, well known mining areas in the state of Nevada.  The Portfolio properties each carry an NSR of either 3% or 4%, some of which include buy-down options that expire on February 7, 2020.  For the nine-month period ended September 30, 2019, expenditures in aggregate on the portfolio properties (excluding non-cash items of $0.01 million) totalled $0.18 million (nine months ended September 30, 2018: $0.40 million).

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Cobb Creek

Upon closing of the Transactions in June 2017, Contact Gold acquired a 49% interest in Cobb Creek. The Company consolidated its interest on November 7, 2017 by agreeing to make six annual payments of USD 30,000 in cash to a private individual (the "Cobb Counterparty") with whom a 2002 partnership agreement had previously been made.  Associated acquisition costs of $156,040 had been capitalized to Cobb Creek for this incremental 51% interest. The obligation to make the annual payments was recorded as a financial liability at amortized cost, and has been accreted up, and adjusted for foreign currency exchange, each subsequent period.

By an agreement dated September 27, 2019, Clover agreed to farm-out 100% of its interest in Cobb Creek to TSXV-listed, Fremont Gold Ltd. and its U.S. subsidiary (together, "Fremont").  The Company has received 750,000 common shares of Fremont ("Fremont Shares") and will be reimbursed an amount of USD 35,569 ($47,104) for certain claims-related holding costs on or before December 1, 2019.

In order to keep the Cobb Creek Option in good standing, and to complete the acquisition of Cobb Creek, Fremont must keep all claims in good standing, and remit the following consideration to the Company:

Anniversary 1 (Year 2)	USD 30,000; and 750,000 Fremont Shares.
Anniversary 2 (Year 3)	USD 20,000
Anniversary 3 (Year 4)	USD 20,000
Anniversary 4 (Year 5)	USD 25,000
Anniversary 5 (Year 6)	USD 35,000
Anniversary 6 (Year 7)	USD 45,000
Anniversary 7 (Year 8)	USD 55,000
Anniversary 8 (Year 9)	USD 65,000
Anniversary 9 (Year 10)	USD 75,000

Pursuant to the Cobb Creek Option, and for so long as it remains in good standing, the Company has assigned its agreement with the Cobb Counterparty, and all associated obligations to Fremont.  The next payment to the Cobb Counterparty is due November 20, 2019.  Upon completion of the farm-out, Fremont will award to Clover a 2.0% NSR on Cobb Creek.  There is otherwise no NSR on Cobb Creek.

The carrying value of Cobb Creek at September 26, 2019 (immediately prior to execution of the Cobb Creek Option) was: $288,537.  The value of the cash receivable and Fremont Shares received have been applied against the carrying value of Cobb Creek.  The reimbursement of claims-related fees for the current period have been applied against the balance previously recognized as prepaid Claims Maintenance fees (as defined in this MD&A).

Dry Hills and Rock Horse

Pursuant to our annual property review process, it was determined toward the end of Q2 2019, that the Company would not renew/maintain a total of 522 peripheral/non-core claims at various Portfolio properties, including the claims that comprise the "Dry Hills" and "Rock Horse" properties in their entirety.  The decision to abandon certain claims was made as a reflection of general market conditions, and the Company's intent to focus on Pony Creek in particular. An amount of $1,312,362 was recognized as an impairment charge in the nine months ended September 30, 2019 relating to the planned abandonment of Dry Hills and Rock Horse.

Santa Renia and Golden Cloud

During the year ended December 31, 2018, the Company disposed of the "Santa Renia" and "Golden Cloud" exploration properties to Waterton Nevada, a related party to the Company, in exchange for cash consideration of approximately $0.64 million. A $1,962,061 loss was recognized in the year ended December 31, 2018 on this transaction.

Woodruff

Although written-down at September 30, 2018, the Company entered into a lease agreement with an arm's length party for the Woodruff property effective April 1, 2019, whereby the new lessee is responsible to pay all land claim maintenance fees paid annually to the BLM and similar fees paid to various Nevada Counties (together, "Claims Maintenance fees") throughout the 10-year lease period and make annual lease payments in cash to the Company.  The first such lease payment of USD 1,395 has been recognized within other income on the condensed interim consolidated statement of loss. The lessee also holds an option to purchase Woodruff for a cash payment of USD 160,000.

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Selected Financial Information

Management is responsible for the financial information referred to in this MD&A.  Our significant accounting policies are presented in Note 3 of the AFS; with the exception of the adoption of IFRS 16, Leases ("IFRS 16"), we followed these accounting policies consistently throughout the period. A summary of IFRS 16, and the adoption thereof, is detailed in the Interim Financial Statements.  The Board of Directors of Contact Gold (the "Board") approved the Interim Financial Statements and this MD&A.

Management has determined that Contact Gold and Carlin have a CAD functional currency as each finance activities and incur expenses primarily in CAD.  Clover has a USD functional currency reflecting the primary currency in which it incurs expenditures, and in which it receives funding from Contact Gold. The Company's presentation currency is Canadian dollars.  Accordingly, and as the Company's most significant balances are assets held by Clover, each reporting period will likely include a foreign currency adjustment as part of accumulated other comprehensive loss (income).  A significant portion of this foreign currency adjustment is reflected in the table of values of the Contact Properties in this MD&A.

Results of Operations

The following table and discussion provide selected financial information from, and should be read in conjunction with, the Interim Financial Statements.

Statements of Loss and Comprehensive Loss	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
Loss before income taxes	2,159,347	3,180,414	7,601,366	7,258,040
Income tax expense	-	-	-	-
Other comprehensive (income) loss	(441,761)	696,054	1,193,661	(1,204,774)
Loss and comprehensive loss	1,717,586	3,876,468	8,795,027	6,053,266

Discussion of Operations

The following financial data are derived from the Interim Financial Statements:

Three and nine months ended September 30, 2019 and September 30, 2018

Contact Gold incurred a loss and comprehensive loss for the three and nine months ended September 30, 2019, of $1,717,586 and $8,795,027 (three and nine months ended September 30, 2018: $3,876,468 and $6,053,266).  Other comprehensive loss in each period reflects the translation of the USD-denominated values of Clover's assets and liabilities upon consolidation.

Exploration and evaluation expenditures incurred by Contact Gold, including the amortization of land claim maintenance fees paid annually to the BLM and similar fees paid to various Nevada Counties (together, "Claims Maintenance fees"), have been expensed in the statements of loss and comprehensive loss.  Details of exploration and evaluation activities, and related expenditures incurred are as follows, with information for the year ended December 31, 2018 provided for additional context:

	For the period from January 1, to September 30, 2019	For the period from January 1, to September 30, 2018	Year ended December 31, 2018
Drilling, assaying & geochemistry	$724,710	$1,868,219	$1,903,760
Wages and salaries, including share-based compensation	642,180	471,370	635,475
Geological contractors/consultants & related crew care costs	484,586	818,677	987,192
Amortization of Claims Maintenance fees	451,204	616,425	757,652
Permitting and environmental monitoring	42,400	120,996	163,300
Property evaluation and data review	36,179	-	-
Expenditures for the period	$2,381,259	$3,895,687	$4,447,379
Cumulative balance	$11,091,333	$8,112,503	$8,710,074

(1) The Company has determined to account for Claims Maintenance fees each year as prepaid expenses, amortized evenly over the course of the year with an expense for amortization recorded to each of the Contact Properties for the related period.  Accordingly, the timing of cash outflows will not correspond with reported values at any given period.

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Details of exploration and evaluation expenditures incurred and expensed by the Company on the Contact Properties are as follows:

	For the period from January 1, to September 30, 2019	For the period from January 1, to September 30, 2018	Year ended December 31, 2018
Pony Creek	$2,013,482	$3,406,632	$3,854,801
Dixie Flats	57,697	69,697	89,509
North Star	10,567	19,149	24,147
Green Springs	79,728	-	-
Portfolio properties	183,606	400,209	478,922
Property evaluation and data review	36,179	-	-
Expenditures for the period	$2,381,259	$3,895,687	$4,447,379
Cumulative balance	$11,091,333	$8,112,503	$8,710,074

Details of exploration and evaluation activities incurred and expensed at Pony Creek are as follows:

	For the period from January 1, to September 30, 2019	For the period from January 1, to September 30, 2018	Year ended December 31, 2018
Geological contractors/consultants & related crew care costs	$443,634	$765,737	$930,185
Land claims fees	239,639	240,735	315,217
Wages and salaries, including share-based compensation	571,572	534,450	546,878
Drilling, assaying & geochemistry	716,237	1,865,710	1,901,235
Permitting and environmental monitoring	42,400	-	161,286
Expenditures for the period	$2,013,482	$3,406,632	$3,854,801
Drill metres completed	4,660 metres	10,860 metres	10,860 metres

An amount of $1,312,362 was recognized as an impairment charge in the nine months ended September 30, 2019 relating to the planned abandonment of Dry Hills and Rock Horse.  During the nine months ended September 30, 2018, the Company determined to abandon the Woodruff property and recognized an impairment charge of $84,286.

The Company issued 11,111,111 non-voting preferred shares of Contact Gold ("Contact Preferred Shares") to Waterton Nevada as partial consideration for the Clover Acquisition.  The value of the Contact Preferred Shares was bifurcated to a "host" instrument and to certain identified embedded derivatives (the "Embedded Derivatives"); the reported value of each changes period over period, with an impact to the statements of loss and comprehensive loss.

- At issuance, the "host" instrument was valued at USD 6,033,480. The value of the "host", translated to CAD of $8,140,371 is accreted back to the full value of $15,262,500, including the value of the accumulated accrued dividends over five years.  The non-cash accretion of the "host" value for the period from January 1, 2019 to September 30, 2019 was $1,624,781 (nine months ended September 30, 2018: $1,349,643).  A non-cash foreign exchange gain of $351,828, reflective of the depreciation of the CAD compared to the USD through that period, was also recognized on the "host" (nine months ended September 30, 2018: non-cash loss of $169,273).

- The value of the Embedded Derivatives at issuance was USD 5,066,520 ($6,846,649).  Each period the statements of loss and comprehensive loss include the impact of a revaluation of these Embedded Derivatives.  Determination of the revaluation includes a considerable amount of judgment from management; the quantum from period-to-period is subject to a potentially significant amount of change and is generally inversely reflective of changes to the USD-denominated market price of the Contact Shares.  During the period of January 1, 2019 to September 30, 2019 the Company recognised a loss of $68,140 on the change in fair value (nine months ended September 30, 2018: gain of $591,766).  The change in fair value for the nine months ended September 30, 2019 is inclusive of the impact of a change made at Q2 2019 to the Company's assumption as to the earliest date on which the Early Redemption Option held by Waterton Nevada might be exercised, as well as an increase in management's assumption as to the possibility of a Change of Control, made at year end December 31, 2018.

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Wages and salaries of $211,588 and $994,942 for the three and nine months ended September 30, 2019 ($225,672 and $638,607 for the three and nine months ended September 30, 2018) reflects amounts earned by officers and employees of the Company not directly attributable to exploration. The total expense reflects (i) the value of directors' fees (a portion of which were awarded as deferred share units ("DSUs") in the current period), and (ii) incentive remuneration awarded to employees of the Company determined during the period.

Stock-based compensation expense, as directly reflected in the condensed interim consolidated statements of loss and comprehensive loss for the three and nine months ended September 30, 2019 is $260,326 and $717,670 (three and nine months ended September 30, 2018: $269,201 and $936,470).  An additional amount of $56,574 and $134,457 was charged to exploration and evaluation expenditures for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018: $45,536 and $135,640).  There were 1,670,000 Options awarded to directors, officers and employees of the Company during the first half of 2019 (2018: 4,615,000), exercisable at $0.275 with a five-year expiry; vesting in thirds over a period of three years.  The Company and certain option holders also determined to cancel, without consideration, 3,233,000 Options, all with an exercise price of $1.00 on July 8, 2019 (the "Cancelled Options").  During the nine months ended September 30, 2019, 240,000 Options awarded in 2018 were forfeited pursuant to the termination of agreements with certain service providers, resulting in the reversal of $36,835 previously recognized as an expense.  The remaining average contractual life of Options outstanding is 3.74 years.  In determining the fair market value of stock-based compensation granted to employees and non-employees, management makes significant assumptions and estimates. These assumptions and estimates have an effect on the stock-based compensation expense recognized and on the contributed surplus balance on our statements of financial position. Management has made estimates of the life of the Options, the expected volatility, and the expected dividend yields that could materially affect the fair market value of this type of security. Stock-based compensation expense should be expected to vary from period-to-period depending on several factors, including whether Options are granted in a period, and the timing of vesting or cancellation of such equity instruments.

Administrative, office and general expenses of $95,252 and $328,324 for the three and nine months ended September 30, 2019 ($99,268 and $333,958 for the three and nine months ended September 30, 2018), includes head office-related costs, listing and filing fees, banking charges, and other general administrative costs.  Such expenditures should generally be consistent period-over-period.

Professional, legal and advisory fees recognized for the three and nine months ended September 30, 2019 of $147,172 and $343,961 (three and nine months ended September 30, 2018: $130,845 and $254,727) reflect ongoing legal, audit and related advisory services, as well as incremental compliance costs incurred due to the Company's legal status as a U.S. incorporated entity headquartered in Canada and listed on the TSXV.  Expenses increased earlier in 2019 compared to those in the prior periods as the Company prepared to undertake the two financings that closed during Q1 2019 and Q2 2019.  Professional, legal and advisory fees during the three-months ended September 30, 2019 are generally more reflective of recurring activity.

Investor relations, promotion and advertising expenses of $52,013 and $138,262 for the three and nine months ended September 30, 2019 ($182,299 and $384,683 for the three and nine months ended September 30, 2018), include marketing activities (including related travel costs), website maintenance, and related costs to update shareholders of Contact Gold ("Shareholders") and prospective investors.  Amounts in 2019 are lower than those of the prior periods as a reflection of a general decrease in activities and the termination of certain promotion and advertising efforts.

Foreign exchange loss (gain) during the three and nine months ended September 30, 2019 of loss $111,650 and gain $350,439 (gains of $135,515 and $27,178 for the three and nine months ended September 30, 2018) reflects primarily the impact of the rate of exchange on the value of the Contact Preferred Shares, net of a gain on the revaluation of our USD-denominated cash balance at period end.  Depending on the volatility of the exchange rate from period-to-period, the impact on the statement of loss and comprehensive loss could be significant.

Segment information

The Company undertakes administrative activities in Canada, and is engaged in the acquisition, exploration, and evaluation of certain mineral property interests in the State of Nevada, USA.  Accordingly, the Company's operations are in one commercial and two geographic segments. The Company is in the exploration stage and accordingly, has no reportable segment revenues.

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Net loss is distributed by geographic segment per the table below:

	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Canada	$1,400,104	$1,191,302	$3,819,732	$3,195,205
United States	759,243	1,989,112	3,781,634	4,062,835
	$2,159,347	$3,180,414	$7,601,366	$7,258,040

Summary of Quarterly Results and Fourth Quarter

The following table sets out selected quarterly financial information of Contact Gold and is derived from unaudited quarterly financial statements prepared by management.

Period	Revenues $	Net loss for the period $	Net loss per share for the period $
Three months ended September 30, 2019	-	2,159,347	0.03
Three months ended June 30, 2019	-	3,664,724	0.05
Three months ended March 31, 2019	-	1,777,295	0.03
Three months ended December 31, 2018	-	4,581,571	0.09
Three months ended September 30, 2018	-	3,180,414	0.06
Three months ended June 30, 2018	-	2,844,511	0.06
Three months ended March 31, 2018	-	1,248,596	0.02
Three months ended December 31, 2017	-	2,237,579	0.04

The Company and its business are relatively early-stage, and the Company's expenditures and cash requirements may fluctuate and lack some degree of comparability from period to period as activities are normalized, strategies are refined and executed, and exploration successes increase.  The Company's quarterly results may be affected by many factors such as seasonal fluctuations, the write-off of capitalized amounts, share-based payment costs, tax recoveries and other factors that affect Company's exploration and financing activities. In addition, the non-cashflow related impact of fair value fluctuations arising on the Contact Preferred Share embedded derivatives may give rise to significant results from one period to the next. Furthermore, the Company's expenditures may also be affected by the strength of capital markets.  The Company's primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company's activity level may decline as a result of difficulties raising funds. When capital markets strengthen, and the Company is able to secure equity financing with favourable terms, the Company's activity levels and the size and scope of planned exploration projects may increase.

The Company's loss and comprehensive loss for the third quarter of 2019 reflects (i) exploration expenditures of $723,812, primarily at Pony Creek with an active exploration program underway; (ii) the non-cash accretion of the Contact Preferred Share "host" amount of $580,708; (iii) stock based compensation not attributable to exploration activities of 260,326, (iv) wages and salaries not attributable to exploration activities of $211,588; and (v) professional, legal and advisory fees, general office & administrative costs, investor relations and other costs to administer the Company. The Company also recognized $445,511 in other comprehensive gain from the revaluation of the Company's USD-denominated business in Clover, and $3,750 in other comprehensive loss from the value changed on marketable securities during the three months ended September 30, 2019.

The Company's loss and comprehensive loss for the second quarter of 2019 reflects (i) the $1,312,362 non-cash write-off of the Rock Horse and Dry Hills properties; (ii) exploration expenditures of $1,059,106, primarily at Pony Creek with an active drilling program underway; (iii) the non-cash accretion of the host amount of $534,960; (iv) the impact of a $316,970 non-cash fair value adjustment on the value of the Embedded Derivatives; (v) wages and salaries not attributable to exploration activities of $243,856; and (vi) general office & administrative costs, investor relations and other costs to administer the Company, net of a $355,866 non-cash foreign exchange gain.  The Company also recognized $817,443 in other comprehensive loss from the revaluation of the Company's USD-denominated Contact Properties during the three months ended June 30, 2019.

The Company's loss and comprehensive loss for the first quarter of 2019 reflects (i) $817,979 recognized in other comprehensive loss from the revaluation of the Company's USD-denominated Contact Properties; (ii) the impact of a $106,223 non-cash fair value gain on the value of the Embedded Derivatives, (iii) exploration and evaluation expenditures of $598,341, (iv) the non-cash accretion of the host amount of $509,113, and (v) general office & administrative costs, investor relations and other costs to administer the Company.

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The Company's loss and comprehensive loss for the fourth quarter of 2018 reflects (i) $2,085,252 recognized in other comprehensive income from the revaluation of the Company's USD-denominated Contact Properties; (ii) loss on disposal of exploration properties of $1,962,061, (iii) exploration and evaluation expenditures of $551,692, (iv) the non-cash accretion of the host amount of the Contact Preferred Shares of $493,258, (v) non-cash foreign exchange loss of $569,521, and (vi) general office & administrative costs, investor relations and other costs to administer the Company.

The Company's loss and comprehensive loss for the third quarter of 2018 reflects (i) $696,054 recognized in other comprehensive income from the revaluation of the Company's USD-denominated Contact Properties; (ii) exploration and evaluation expenditures of $1,937,226 (iii) the non-cash accretion of the host amount of the Contact Preferred Shares of $470,901, and (iv) general office & administrative costs, investor relations and other costs to administer the Company.

The Company's loss and comprehensive loss for the second quarter of 2018 reflects (i) $811,019 recognized in other comprehensive income from the revaluation of the Company's USD-denominated Contact Properties; (ii) exploration and evaluation expenditures of $1,349,598, (iii) the non-cash accretion of the host amount of $449,558, (iv) write-off (non-cash) of the Woodruff property of $84,286, and (vi) general office & administrative costs, investor relations and other costs to administer the Company.

The Company's loss and comprehensive loss for the first quarter of 2018 reflects (i) $1,089,809 recognized in other comprehensive income from the revaluation of the Company's USD-denominated Contact Properties; (ii) the impact of a $564,605 non-cash fair value adjustment (gain) on the value of the Embedded Derivatives, (iii) exploration and evaluation expenditures of $614,479, (iv) the non-cash accretion of the host amount of $429,183, and (v) general office & administrative costs, investor relations and other costs to administer the Company.

The Company's loss and comprehensive loss of $1,959,019 for the fourth quarter of 2017 is reflective of $2,247,647 in expenditures at the Contact Properties at which an active drilling and exploration program was underway, and the non-cash fair value gain of $1,321,685 on the Contact Preferred Shares. Other activities and expenditures in the fourth quarter include the normalization of investor relations and marking activities, administrative operations and the cost of maintaining a public listing. The amount of the comprehensive loss recorded for the period reflects the non-cash effect of exchange differences on the translation of Clover and its assets.

Financial Position

The following financial data and discussion is derived from the Interim Financial Statements.

	September 30, 2019	December 31, 2018
Current Assets	$2,238,355	$1,346,901
Total Assets	$39,696,347	$40,861,284
Total Current Liabilities	$407,022	$921,004
Total Liabilities	$13,420,607	$12,585,733
Shareholders' Equity	$26,275,740	$28,275,551
Number of Contact Shares outstanding	84,471,973	50,596,986
Basic and fully diluted loss per weighted average number of Contact Shares for the period ended	$(0.11)	$(0.23)

The total of consideration paid ($40,537,020) and acquisition costs incurred ($586,073) in June 2017 pursuant to the Transactions was allocated to the assets acquired, including the Contact Properties ($40,973,369) and prepaid Claims Maintenance fees ($149,724) based on relative fair values at that time.  As noted in this MD&A, during the nine-month period ended September 30, 2019, the Company (i) acquired an option on Green Springs, (ii) farmed-out an interest in Cobb Creek, and (iii) abandoned Dry Hills and Rock Horse; and in 2018 the Company (i) disposed of Santa Renia and Golden Cloud, and (ii) wrote-down Woodruff, reducing the carrying value of the Contact Properties.

The balance of total assets as at September 30, 2019 remained relatively consistent to that at year end, reflective of an increase in the balance of cash and cash equivalents following the Private Placement and Prospectus Offering (each described in this MD&A under heading "Recent financings and issuances of Contact Shares"), net of share issue costs incurred, the satisfaction of existing obligations, and ongoing expenditures through the period, and a decrease in the value of the Contact Properties as noted herein.

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The Contact Properties, and changes thereto, include:

	Pony Creek (a)	Dixie Flats (b)	North Star (c)	Green Springs (d)	Portfolio properties (e)	Total
January 1, 2018	$25,562,188	$3,301,379	$577,049	$-	$9,031,883	$38,472,499
Additions	144,143	-	-	-	-	144,143
Disposals & Impairments	-	-	-	-	(2,608,188)	(2,608,188)
Foreign Exchange	2,248,082	288,690	50,460	-	684,267	3,271,499
December 31, 2018	$27,954,413	$3,590,069	$627,509	$-	$7,107,962	$39,279,953

Additions	-	-	-	447,185	-	447,185
Disposals	-	-	-	-	(1,312,362)	(1,312,362)
Recovery on farm-out	-	-	-	-	(49,177)	(49,177)
Foreign Exchange	(817,608)	(105,002)	(18,354)	-	(223,537)	(1,164,501)
September 30, 2019	$27,136,805	$3,485,067	$609,155	$447,185	$5,522,886	$37,201,098

The value of the Contact Properties may vary period-over-period reflective of changes in the USD-CAD foreign exchange rate.  Balances presented as the "Portfolio properties" include the Contact Properties that are not separately identified.

Current liabilities as at September 30, 2019, comprises payables of $368,321 (December 31, 2018: $885,931) and other current liability related to Cobb Creek of $38,701 (December 31, 2018: $35,073).  The balances of payables and accruals will generally vary dependent upon the level of activity at the Company, and the timing at period end of invoices and amounts we have actually paid.

The balance of total liabilities reflects predominantly the value of the "host" and the Embedded Derivatives that comprise the Contact Preferred Shares.  The Contact Preferred Shares were concluded to be a form of obligation and have been included as a non-current liability.  The Contact Preferred Shares have a maturity date of five years from the date of issuance and a cumulative cash dividend payable upon redemption, at a fixed rate equal to 7.5% per annum.  The terms and conditions of the Contact Preferred Shares with accounting impact are detailed in the Interim Financial Statements.

The estimated fair value of the host instrument at September 30, 2019 is USD 10,213,490 ($13,525,725).

A summary of changes to the values of the host element of the Contact Preferred Shares and the Embedded Derivatives at September 30, 2019 is as follows:

Host:

December 31, 2018	$11,003,919
Change in value from January 1 to September 30, 2019
Accretion	1,602,569
Foreign exchange	(329,616)
September 30, 2019	$12,276,872

Embedded Derivatives:

December 31, 2018	$585,781
Change in fair value from January 1 to September 30, 2019	68,140
September 30, 2019	$653,921

As at June 30, 2019, the Company reassessed its assumption as to the earliest date on which the EROption might be exercised.  This increased the total estimated fair value of the Embedded Derivatives by an incremental $177,989 over that which would have otherwise been determined.  There has been no further change to this assumption.  As at December 31, 2018, the Company also reassessed its assumption as to the possibility of a Change of Control, resulting in a decrease to the total estimated fair value of the Embedded Derivatives by an incremental $230,670 over that which would have otherwise been determined at that date.

The number of Contact Shares to be issued would be 10,888,689 if all of the outstanding Contact Preferred Shares had been converted into Contact Shares based on the prescribed conversion ratio, and rate of foreign exchange on September 30, 2019.

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In addition to those rights, privileges, restrictions and conditions reflected in the value of the Embedded Derivatives, the Contact Preferred Shares include the following terms ("Other Terms") for which there is no accounting impact:

  So long as Waterton Nevada and/or its affiliates beneficially own or control 33⅓% or more of the Contact Preferred Shares issued on closing of the Clover Acquisition, and subject to the provisions of the Contact Preferred Shares:

i. ROFO. Contact Gold will be obligated to inform Waterton Nevada of its intention to sell, lease, exchange, transfer or otherwise dispose of any of its interests in the Contact Properties that is not a sale of all or substantially all of Contact Gold's assets and provide Waterton Nevada with a summary of the essential terms and conditions by which it is prepared to sell any specified interest in the Contact Properties. Upon receipt of such divesting notice, Waterton Nevada will have the right to elect to accept the offer to sell by Contact Gold on the terms contained on the divesting notice. If Waterton Nevada does not elect to accept the offer for such specified terms, Contact Gold shall be permitted to sell its specified interest in the Contact Properties to a third party for a period of 180 days from the date of the original divesting notice on terms and conditions no less favourable to Contact Gold than those contained in the divesting notice.

ii. ROFR.  If Contact Gold shall have obtained an offer from one or more third party buyers in respect of the sale, lease, exchange, transfer or other disposition of any of the Contact Properties, in whole or in part, in any single transaction or series of related transactions, which offer Contact Gold proposes to accept, Contact Gold shall promptly provide written notice of such fact to Waterton Nevada and offer to enter into such a transaction with Waterton Nevada.

iii. Sale of Substantially All of Contact Gold's Assets. Contact Gold shall not sell, lease, exchange, transfer or otherwise dispose of all or substantially all of its assets without Waterton Nevada's prior written consent, which will not be unreasonably withheld or delayed.

  In the event of a liquidation, dissolution or winding-up of Contact Gold or other distribution of assets of Contact Gold among its Shareholders for the purpose of winding up its affairs or any steps taken by Contact Gold in furtherance of any of the foregoing, the holders of Contact Preferred Shares shall be entitled to receive from the assets of the Contact Gold in priority to any distribution to the holders of Contact Shares or any other class of stock of Contact Gold, the Liquidation Value (as such term is defined in the articles of incorporation of Contact Gold) per Contact Preferred Share held by them respectively, but such holders of Contact Preferred Shares shall not be entitled to participate any further in the property of Contact Gold.

Disclosure of Outstanding Share Data

Recent financings and issuances of Contact Shares

A. To maintain financial flexibility, the Company filed a short-form base prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec (the "Commissions") on October 24, 2018. The Shelf Prospectus will, subject to securities regulatory requirements, enable Contact Gold to make offerings of up to $30 million of any combination of Contact Shares, debt securities, subscription receipts, units and warrants (all of the foregoing, collectively, the "Securities") during the 25-month period that the Shelf Prospectus, including any amendments thereto, remains valid.  The specific terms of any future offering of Securities will be established in a prospectus supplement to the Shelf Prospectus (a "Prospectus Supplement"), filed with the applicable Canadian securities regulatory authorities.

B. On March 14, 2019, the Company closed a private placement financing (the "Private Placement") issuing 9,827,589 Contact Shares, at a price of $0.29 per Contact Share (the "Initial Placement Price") for gross proceeds of $2,850,001.  Each Contact Share was accompanied by a "Private Placement Right".  Subject to the rules and limitations of the TSXV, each Private Placement Right would automatically convert to a certain number of additional Contact Shares, without the payment of additional consideration, upon the earlier of the following "Conversion Scenarios":

(a) the closing of a public offering registered or qualified under the United States' Securities Act of 1933, as amended (the "Securities Act") (a "Qualified Offering");

(b) a Change of Control of Contact Gold; or

(c) one year following the closing date of the Private Placement ("Time Deadline").

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In each instance a participant in the Private Placement would receive that number of additional Contact Shares such that the average price per Contact Share issued in aggregate, was effectively discounted from the Initial Placement Price (the "Placement Price"), determined as follows:

(i) if the offering price of common stock sold in a Qualified Offering was greater than the Initial Placement Price, the number of additional Contact Shares would be that which provides a 5% discount to that Initial Placement Price;

(ii) if the offering price of Contact Shares sold in a Qualified Offering was equal to or less than the Initial Placement Price, the number of additional Contact Shares would be that which provides a 10% discount to that Qualified Offering Price;

(iii) in the event of a Change of Control, the number of additional Contact Shares would be that which provides a 5% discount to that Initial Placement Price;

(iv) in the event of conversion at the Time Deadline, the number of additional Contact Shares would be that which provides the maximum allowable discount prescribed pursuant to the rules of the TSXV.

The Company accounted for the Private Placement Rights as a derivative classified as a current liability, and furthermore, because the Private Placement Rights were not separable legally or practically from each other, they were treated as one instrument. The total estimated fair value of the Private Placement Rights, recorded initially as an obligation, was $370,232.  The value of the Contact Shares issued in the Private Placement recognized on the condensed interim consolidated statement of equity was $2,479,769.

C. On May 22, 2019, pursuant to (i) a Prospectus Supplement, and (ii) an offering statement filed on Form 1-A, which includes an offering circular (the "Offering Statement"), pursuant to Regulation A under the Securities Act, filed with the United States Securities and Exchange Commission, the Company closed an offering of 20,000,000 Contact Shares at a price of $0.20 per Contact Share (the "Prospectus Offering") for gross proceeds of $4,000,000. Share issue costs of $1,327,412 associated with the Prospectus Offering, $313,220 of which had been recognized as deferred on the consolidated statement of financial position at December 31, 2018, were recognized in the period.  An amount of $530,723 in fees paid to the underwriters of the Prospectus Offering, including certain directly expenditures were net settled on closing of the Prospectus Offering, and are included in the total share issue costs.

D. Pursuant to having closed the Prospectus Offering at a price per Contact Share lower than the Initial Placement Price, the Private Placement Qualified Offering criterion was met, and the Private Placement Rights were converted on May 22, 2019 resulting in the issuance of 2,047,398 additional Contact Shares.  Share issue costs of $6,004 associated with conversion of the Private Placement Rights were recognized in equity in the period.  As a consequence of the conversion of the Private Placement Rights, the effective price per Contact Share issued in the Private Placement (the "Placement Price") was $0.24.

E. Contact Gold issued 2,000,000 Contact Shares as initial share consideration due under the Green Springs Option.

Escrowed Contact Shares and other restrictions and obligations

As at September 30, 2019, 7,023,075 (December 31, 2018 - 10,534,611) of the Company's issued common shares were held in escrow and restricted from trading, pursuant to the rules of the TSXV. These trading restrictions expire as follows:

December 14, 2019	3,511,537
June 14, 2020	3,511,538
7,023,075

Issued and outstanding

There were 84,471,973 Contact Shares issued and outstanding as at September 30, 2019 (50,596,986 at December 31, 2018), including 33,334 Restricted Shares (December 31, 2018: 66,667).  As of the date of this MD&A, including the Restricted Shares, there are 84,471,973 Contact Shares issued and outstanding.

As at September 30, 2019, and December 31, 2018, there were also 11,111,111 Contact Preferred Shares outstanding, as described elsewhere in this MD&A.

As at September 30, 2019 and as at the date of this MD&A, there were 6,395,000 (December 31, 2018: 8,198,000) Options outstanding to purchase Contact Shares.  1,625,000 of these Options had vested at September 30, 2019 (December 31, 2018: 1,166,583).

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The Company awarded 186,047 DSUs to certain directors on July 22, 2019.  Directors' fees are paid quarterly; and beginning in July 2019 the Company expects to satisfy most of this remuneration to the independent directors in DSUs, rather than cash. Subsequent to period end, an additional 216,216 DSUs were issued to these same independent directors. DSUs awarded have no expiration date and are redeemable upon termination of service.

Liquidity and Capital Resources

The properties in which we currently have an interest are in the exploration stage. The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.

The Interim Financial Statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Contact Gold's continuation as a going concern depends on its ability to successfully raise financing through the issuance of debt or equity.  Consequently, management is pursuing various financing alternatives to fund operations and advance its business plan. Circumstances that could impair our ability to raise additional funds, or our ability to undertake transactions, are discussed in the AIF under the heading "Risk Factors." In particular, the Company's access to capital and its liquidity will be impacted by global macroeconomic trends, fluctuating commodity prices and general investor sentiment for the mining and metals industry.

Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company; therefore giving rise to a material uncertainty which may cast significant doubt as to whether Contact Gold's cash resources and working capital will be sufficient to enable the Company to continue as a going concern for the 12-month period after the date of the Interim Financial Statements.  There are no known restrictions on the ability of our affiliates to transfer or return funds amongst the group.

As at the date of this MD&A, the Company has approximately $1.3 million available in cash, and working capital of approximately $1.5 million.  Our primary obligations relate to (i) the various covenants in and to the Contact Preferred Shares, (ii) the annual lease payments due for some of the land that comprises (what was formerly known as) the East Bailey property, and (iii) so long as the Company determined to keep the Green Springs Option in good standing, those payments (cash or Contact Shares) due thereunder.  Although non-current, the Company has exposure to significant obligations relating to the terms and various covenants in and to the Contact Preferred Shares.

On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, development, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. We believe that this approach, given the relative size and stage of Contact Gold, is reasonable.

There may be circumstances where, for sound business reasons, funds may be re-allocated at the discretion of the Board or management of Contact Gold. While we remain focused on our plans to commence exploration and development on the Contact Properties, should we enter into agreements in the future on new properties we may be required to make cash payments and complete work expenditure commitments under those agreements which would change our planned expenditures.

Contractual Obligations

Other than those disclosed herein, including those associated with the Cobb Creek acquisition, and the Contact Preferred Shares, Contact Gold has certain additional contractual obligations arising from the Transactions, including those associated with the Contact Preferred Shares.

In particular, Contact Gold and Goldcorp USA, Inc. ("NewmontGoldcorp"), an entity holding 7,500,000 Contact Shares, entered into an investor rights agreement in 2017 whereby, for so long as NewmontGoldcorp maintains a 7.5% or greater equity ownership interest in Contact Gold:

a) NewmontGoldcorp will have the right to maintain its pro rata ownership percentage of Contact Gold during future financings;

b) NewmontGoldcorp will have a "top up" right to increase its equity ownership percentage to a maximum of 19.9% of the issued and outstanding Contact Shares until the earlier of the date on which it elects not to exercise its participation right in any future financing or it disposes of any Contact Shares other than to its affiliates;

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c) NewmontGoldcorp shall have the right to receive regular updates of technical information about Contact Gold;

d) Contact Gold will form, at NewmontGoldcorp's request, a technical committee and NewmontGoldcorp will have the right to appoint not less than 25% of the members of the technical committee; and

e) If NewmontGoldcorp elects to sell a block of more than 5% of the Contact Gold Shares, Contact Gold will have the right to designate buyers.

As a consequence of the closing of the Private Placement, the right at item (b) is no longer applicable.

Transactions with Related Parties

Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the VP Strategy & Chief Financial Officer, the Company's Senior Vice-President, and the VP Exploration.  The aggregate total compensation paid, or payable to key management for employee services is shown below:

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Salaries and other short-term employee benefits	$415,019	$273,708	$1,320,134	$827,079
Share-based payments and Restricted Shares	349,501	261,558	814,973	950,020
Total	$764,520	$535,266	$2,135,107	$1,777,099

An additional amount of $45,000 through the nine-months ended September 30, 2019 (2018: $45,000) was invoiced by Cairn Merchant Partners LP ("Cairn"), an entity in which Andrew Farncomb, a director and officer of the Company, is a principal for employee service; $45,000 is payable at September 30, 2019 (December 31, 2018: $45,000).  Mr. Farncomb's base salary is paid in part directly, and in part to Cairn, in consideration of general management and administrative services rendered through Cairn.

An amount of $106,250 earned by the directors of the Company relating to directors' fees for the nine months ended September 30, 2019 (2018: $146,250) is included in the table above. During the three months period ended September 30, 2019, an amount of $40,000 was recognized to the value of share capital relating to these DSU in Directors' fees to certain directors. (September 30, 2018: $nil).  There was no amount payable for directors' fees, salaries or other short-term employee benefits as at September 30, 2019 (December 31, 2018: $148,750).

Options have previously been granted, and director fees were paid or payable to Charlie Davies, one of Waterton Nevada's Board nominees. Mr. Davies is an employee of an affiliate of Waterton Nevada.

Subsequent to period end, 216,216 DSUs were awarded to certain directors of the Company.

Other

Contact Gold's related parties also include (i) its subsidiaries; and (ii) Waterton Nevada as a reflection of its approximate 37% ownership interest in the Company at September 30, 2019, its preferred shareholding and the right Waterton Nevada holds to put forward two nominees to the Board.

Pursuant to the Disposal Agreement, the Company sold the Golden Cloud and Santa Renia mineral properties to Waterton Nevada in exchange for cash consideration in the amount of $560,951 during the year ended December 31, 2018.  Total cash consideration received of $639,959, included an amount of $79,008 as reimbursement of Claims Maintenance fees.

During the nine-months ended September 30, 2019, Waterton Nevada purchased 3,603,020 Contact Shares in the Private Placement, and 8,448,000 Contact Shares in the Prospectus Offering.  An additional 750,629 Contact Shares were issued to Waterton pursuant to the conversion of the Private Placement Rights on May 22, 2019.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates, and assumptions that affect the reported amounts of assets, liabilities, and expenses.  Factors that could affect these estimates are discussed in the AIF, under the heading, "Risk Factors".  Subject to the impact of such risks, the carrying value of Contact Gold's financial assets and liabilities approximates their estimated fair value.

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Judgments

In the process of applying accounting policies for Contact Gold, management has made the following judgments, which have the most significant effect on the amounts recognised in the financial statements.

i) Exploration property acquisition and transaction costs

The application of the Company's accounting policy for exploration property acquisition and transaction costs requires judgment to determine the type and amount of such costs to be deferred.  Furthermore, judgment is required to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

Relatively significant costs may be incurred when evaluating, pursuing and completing an acquisition, with such costs often included amongst legal and advisory fees incurred as part of more general consultation and advisory services. Pursuant to IFRS, only those direct, incremental costs of any such acquisition can be deferred; accordingly, judgment is required in determining which of expenditures are eligible for deferral.

The $40.97 million value paid to acquire Clover and the Contact Properties reflects the aggregate value of the cash consideration paid ($7,000,000), and the fair value of the Contact Preferred Shares, with the remaining value attributed to the Contact Shares. Consideration was allocated to the respective exploration property interests acquired principally on the basis of a value per-hectare of each individual property acquired (based on that of a group of peer companies and their respective exploration property interests), along with management-assessed quantitative and qualitative judgments relating to the prospectivity and marketability of each.

Resource exploration is a speculative business and involves a high degree of risk. There is no certainty that the expenditures made by Contact Gold in the exploration of its property interests will result in discoveries of commercial quantities of minerals. Exploration for mineral deposits involves risks which even a combination of professional evaluation and management experience may not eliminate. Significant expenditures are required to locate and estimate ore reserves, and further the development of a property.

Capital expenditures to bring a property to a commercial production stage are also significant. There is no assurance the Company has, or will have, commercially viable ore bodies. There is no assurance that management will be able to arrange sufficient financing to bring ore bodies into production.

ii) Review of asset carrying values and impairment assessment

Individual assets are evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed, and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset is measured at the higher of value in use and fair value less costs to sell. The most significant assets assessed for impairment include the carrying value of the Company's exploration property interests, and capitalized exploration property acquisition costs.

iii) Derivative obligations

In determining the fair value of the preferred share embedded derivatives on the date of issue it was necessary for the Company to make certain judgments relating to the probability and timing of a change of control.  Similarly, in order to determine fair value of the Private Placement Rights at issuance, the Company made certain judgments relating to the timing, pricing, and probability of the Conversion Scenarios. The nature of these judgments, and the factors management considered in determining the resultant calculations are inherently uncertain, and subject to change from period to period. Such changes could materially affect the fair value estimates of the derivatives, and the change from period to period.

Estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the carve-out financial statements and the reported amounts of expenses during the reporting period. Management of Contact Gold have evaluated estimates and assumptions related to asset valuations, asset impairment, and loss contingencies.  Management bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the other sources. The actual results experienced by the Company may differ materially and adversely from the estimates presented in these financial statements. To the extent there are material differences between estimates and the actual results, future results of operations will be affected. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are as follows:

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i) Exploration and evaluation expenditures

Exploration property acquisition costs are capitalized.  Development costs are capitalized only when it has been established that a mineral deposit can be commercially mined, and a decision has been made to formulate a mining plan.  In addition to applying judgment to determine whether future economic benefits are likely to arise from the Company's exploration and evaluation assets or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, management must apply a number of estimates and assumptions.

The publication of a resource pursuant to NI 43-101 is itself an estimation process that involves varying degrees of uncertainty depending on how the resources are classified (i.e., measured, indicated or inferred). The estimates and related determination of potential project economics directly impact when the Company capitalizes exploration acquisition costs and development expenditures. Any such estimates and assumptions may change as new information becomes available. If, after development expenditures are capitalised, information becomes available suggesting that the recovery of such expenditure is unlikely, the capitalised amount is written off in the statement of loss and other comprehensive loss in the period when the new information becomes available.

The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market change or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

ii) Fair Value of Share Based Payments

The Company follows IFRS 2, in determining the fair value of share-based payments.

As it relates to equity remuneration, this calculated amount is not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest.  The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 9 to the Interim Financial Statements.  The resulting value calculated is not necessarily the value that the holder of the equity compensation could receive in an arm's length transaction, given that there is no market for the options, and they are not transferable.

The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

iii) Financial Liabilities, including Embedded Derivatives and the Private Placement Rights

In determining the fair value of the embedded derivatives on the date of issue of USD 5,066,520 ($6,846,649), it was necessary for the Company to make certain assumptions to derive the effective interest rate used in calculating the Company's credit spread, as well as assumptions relating to the probability and timing of a change of control, exercise of the early redemption option, share price volatility, and future fluctuations in the rate of foreign exchange between the Canadian and United States dollar.

There is an inverse correlation of the fair value of the Embedded Derivative and the USD-denominated value of the Contact Shares on the TSXV.  The impact of changes in estimates as to the exercise of the probability and timing of a change of control, are generally correlated, however, the calculation of such is also impacted by changes to the different risk-free rate curves, further impacting the fair value of the Embedded Derivative. There is significant complexity to the interplay and impact of these various inputs and the quantum resultant from these relationships which is further influenced by changes to management's assumptions as to the potential exercise and timing thereof of the COCROption and the EROption.  Accordingly, there may be significant volatility to the fair value of the Embedded Derivative from period to period.  The Company based its assumptions and estimates on parameters relevant to the June 7, 2017 issue date of the Contact Preferred Shares, and then again as at each reporting period end thereafter.

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Similarly, up to the effective date of the Cobb Creek Option, the Company had made certain assumptions to determine the appropriate effective interest rate in calculating the fair value of the Cobb Creek Obligation, with such determination made in alignment with the rate determined to fair value the embedded derivatives.

The fair value of the Private Placement Rights is determined at inception by calculating the total additional Contact Shares issuable times a simulated share price at the anticipated conversion date times a present value discount factor.  This calculation involves certain estimates, particularly relating to the price of the Contact Shares, and that estimate is then further impacted by the assumptions made by management relating to the Conversion Scenarios.

The assumptions used in these calculations are inherently uncertain. Existing circumstances and assumptions about future developments, may change due to market change or circumstances arising beyond the control of the Company. Such changes could materially affect the related fair value estimate and are reflected in the assumptions when they occur.

Financial Instruments and Other Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

At initial recognition, Contact Gold classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i) Financial assets and liabilities at fair value through profit or loss ("FVTPL"): A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges.  Embedded derivatives classified as liabilities, which are interconnected and relate to similar risk exposures are valued together as one embedded derivative.

Financial instruments in this category are recognized initially, and subsequently, at fair value. Transaction costs are expensed in the statements of loss. Gains and losses arising from changes in fair value are presented in the statements of loss within other gains and losses in the period in which they arise.  Financial assets and liabilities, and embedded derivatives at FVTPL are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current.

The Company held no financial assets at FVTPL (Level 1) at September 30, 2019. The Embedded Derivatives, which are classified as Level 3 financial liabilities at FVTPL, are interconnected and relate to similar risk exposures, and are accordingly are valued together as one embedded derivative. Similarly, the Private Placement Rights were classified as Level 3 financial liabilities at FVTPL with  interconnected and similar risk exposures relating to the Conversion Scenarios and were accordingly also valued together as one embedded derivative. Certain inputs to the calculation of the value of the Embedded Derivatives and the Private Placement Rights used Level 2 and Level 3 inputs

(ii) Available-for-sale investments: Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories.

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income (loss). Available-for-sale investments are classified as non-current, unless the investment matures within twelve months, or management expects to dispose of them within twelve months.

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When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income (loss) to the statement of loss and included in other gains and losses.

During the nine-months ended September 30, 2019, the Company acquired the Fremont Shares, which are the only financial assets in this category.

(iii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables of Contact Gold are comprised of 'Receivables' and are classified as appropriate in current or non-current assets according to their nature. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

The carrying value of the Company's loans and receivables at September 30, 2019 approximate their fair value due to their short-term nature.

(iv) Held to maturity: Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management of the Company has the positive intention and ability to hold to maturity. They are measured at amortized cost less any allowance for impairment. Amortization of premiums or discounts and losses due to impairment are included in current period loss. As at September 30, 2019, the Company has no financial assets in this category.

(v) Financial liabilities at amortized cost: Financial liabilities at amortized cost include account payables and accrued liabilities (Level 2), the "host" element of the Contact Preferred Shares (Level 3), and up to the date of the Cobb Creek Option, the Cobb Creek obligation (Level 3).

Financial liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value, net of transaction costs.  Subsequently, accounts payables are measured at amortized cost using the effective interest method with interest expense recognized on an effective yield basis.  The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.  Financial liabilities and the Contact Preferred Shares are classified as current liabilities if payment is due within twelve months. Certain inputs to the calculation of the valued of the Contact Preferred Shares use Level 2 and Level 3 inputs. Otherwise, they are presented as non-current liabilities.  No amount of the Contact Preferred Shares is currently due within 12 months

Risks Associated With Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, the Contact Preferred Shares and the Embedded Derivatives. It is management's opinion that with the exception of the Contact Preferred Shares and the Embedded Derivatives: (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values unless otherwise noted in the Interim Financial Statements.

The Contact Preferred Shares, and the Embedded Derivatives are each considered to Level 3 type financial liabilities, with each determined by observable data points, in particular the Company's share price, and for certain of these financial instruments, the rate of CAD/USD foreign and the Company's credit spread, with reference to current interest rates and yield curves.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Contact Gold's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash with high credit quality banking institutions in Canada and the USA. The Company mitigates credit risk on these financial instruments by adhering to its investment policy that outlines credit risk parameters and concentration limits.  As at September 30, 2019 the balance of cash held on deposit was approximately $1.7 million (December 31, 2018: $0.5 million). The Company has not experienced any losses in such amounts and believes it is not exposed to any significant risks on its cash in bank accounts.

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Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company's holdings of cash.  The Company may have to issue additional Contact Shares to ensure there is sufficient capital to meet long term objectives.  The Company's financial liabilities of payables and accrued liabilities are payable within a 90-day period and are to be funded from cash on hand.

Interest Rate Risk

Contact Gold is subject to interest rate risk with respect to its investments in cash. The Company's current policy is to invest cash at floating rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for Shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Fair Value Estimation

With the exception of the Contact Preferred Shares, and other non-current liabilities, the carrying value of the Company's financial assets and liabilities approximates their estimated fair value due to their short-term nature.

Market Risk - Foreign Exchange

The significant market risk to which the Company is exposed is foreign exchange risk. The results of the Company's operations are exposed to currency fluctuations. To date, the Company has raised funds entirely in Canadian dollars. The majority of the Company's mineral property expenditures will be incurred in United States dollars. The fluctuation of the Canadian dollar relation to the USD will consequently have an impact upon the financial results of the Company.

A 1% increase or decrease in the exchange rate of the US dollar against the Canadian dollar would result in a $7,984 increase or decrease respectively, in the Company's cash balance.  The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.  A significant portion of the Company's cash balance may be held in USD at any given period.

Off Balance Sheet Arrangements and Legal Matters

Contact Gold has no off-balance sheet arrangements, and there are no outstanding legal matters of which management is aware.

Changes in Accounting Policies and New Accounting Pronouncements

For information on the Company's accounting policies and a summary of new accounting pronouncements, please refer to our disclosures in the Interim Financial Statements at Note 3.

Preliminary internal discussions have begun in order to evaluate the consequences of the new pronouncements, but the full impact has yet to be assessed.

Proposed Transactions

There are no proposed material transactions.  However, as is typical of the mineral exploration and development industry, management of Contact Gold continually review potential merger, acquisition, investment, and joint venture transactions and opportunities that could enhance shareholder value.  There is no guarantee that any contemplated transaction will be concluded.

Subsequent Events Not Otherwise Described Herein

With the exception of transactions and activities described in this MD&A, there were no subsequent events.

Industry and economic factors that may affect our business

Economic and industry risk factors that may affect our business, in particular those that could affect our liquidity and capital resources, are as described under the heading "Risk Factors" in the AIF, available on Contact Gold's SEDAR profile at www.sedar.com.  In particular, there are currently significant uncertainties in capital markets impacting the availability of equity financing for the purposes of mineral exploration and development.  We anticipate having to rely on financing undertaken by Contact Gold in order to continue to fund activities.

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Certain uncertainties relating to the global economy, political uncertainties and increasing geopolitical risk, increased volatility in the prices of gold, copper, other precious and base metals and other minerals, as well as increasing volatility in the foreign currency exchange markets may impact Contact Gold's ability to raise capital which in turn may impact the Company's business and accordingly, may impact the ability to remain a going concern.  Exploration-related risks, including geological, geopolitical, permitting, environmental and others are also subject to uncertainty and unpredictability which may impact the Company's business, its ability finance and/or its ability to remain a going concern.

A comprehensive discussion of the Company's risks and uncertainties is set out in the AIF. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

Additional disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Contact Gold's general and administrative expenses and mineral exploration property costs are provided in the statements of loss and comprehensive loss and notes to the Interim Financial Statements.  These financial statements are available on Contact Gold's website at www.contactgold.com or on its SEDAR profile accessed through www.sedar.com.

Additional Information

For further information regarding Contact Gold, refer to those continuous disclosure filings made with the Canadian securities regulatory authorities available under Contact Gold's profile on SEDAR at www.sedar.com.

Scientific and Technical Disclosure

The Contact Properties are all early stage and do not contain any mineral resource estimates as defined by NI 43-101.  There are no assurances that the geological similarities to projects mentioned herein operated by GSV or the Nevada Gold Mines JV, or other project along the Carlin or Cortez trends, will result in the establishment of any resource estimates at any of the Company's property interests including Pony Creek, or that the Company's projects can be advanced in a similar timeframe. The potential quantities and grades disclosed herein are conceptual in nature and there has been insufficient exploration to define a mineral resource for the targets disclosed herein. It is uncertain if further exploration will result in targets on any of the Contact Properties being delineated as a mineral resource.

The scientific and technical information contained in this MD&A has been reviewed and approved by Vance Spalding, CPG, VP Exploration, Contact Gold, who is a "qualified person" within the meaning of NI 43-101.

Approval

The Board has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it of us, and will be posted to Contact Gold's website at www.contactgold.com.

(signed) "Matthew Lennox-King"	(signed) "John Wenger"
Matthew Lennox-King	John Wenger
President & Chief Executive Officer	Chief Financial Officer & VP Strategy
November 12, 2019

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Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains "forward-looking information", and "forward-looking statements" (collectively, "forward-looking statements"), within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this MD&A. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.  In this MD&A, forward-looking statements relate, among other things, to the anticipated exploration activities of the Company on the Contact Properties, and the timing and settlement of the Company's obligations.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: the synergies expected from the Transactions not being realized; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure Shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of the MD&A. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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